EXHIBIT 99.1

Colliers to acquire Ayesa Engineering

Expands Colliers’ global engineering reach, expertise, and growth opportunities

TORONTO, Feb. 03, 2026 (GLOBE NEWSWIRE) -- Colliers (NASDAQ, TSX: CIGI), a global leader in professional services and investment management, announced today it has entered into a definitive agreement to acquire Ayesa Engineering S.A.U. (“Ayesa Engineering” or “Ayesa”), the engineering division of Ayesa Inversiones S.L.U. (“Ayesa Group”). Ayesa Engineering is a leading multidiscipline engineering and project management firm headquartered in Seville, Spain, that provides technical consulting services across four continents.

The addition solidifies Colliers’ Engineering segment as a formidable global player, now with operations in Europe, Latin America, the Middle East, and South Asia, and enhanced capabilities in Australia. On closing, Colliers Engineering will operate in 23 countries with nearly 14,000 professionals, delivering services across Property & Buildings, Infrastructure & Transportation, Water, and Environmental end markets. Under Colliers’ unique partnership model, Ayesa’s existing leadership team will retain significant equity and continue operating the business going forward.

Founded in 1966, Ayesa Engineering’s more than 3,200 professionals across 21 countries provide multidiscipline engineering design, site supervision, and project management consultancy services to major public and private sector clients in the transportation, water, buildings and cities, and energy end markets. The company generated approximately US$370 million in gross revenues in 2025.

Colliers will acquire Ayesa Engineering for approximately US$700 million in cash with closing expected in the second quarter of 2026. Ayesa Engineering will continue to operate under its current brand.

“Our acquisition of Ayesa marks the latest pivotal step in our 30-year track record of creating shareholder value,” said Jay Hennick, Global Chairman and Chief Executive Officer of Colliers. “This strategic move expands our global presence in the high-growth engineering and project management sector, strengthens our position among the world’s top 30 engineering firms, and brings more scale and opportunities to our clients and professionals worldwide. Ayesa’s culture of service excellence and innovation aligns perfectly with Colliers, setting the stage for continued growth and value creation for our shareholders.”

“Ayesa Engineering presents a rare opportunity to partner with a scalable international platform, offering top-tier capabilities across critical infrastructure sectors with minimal overlap to our existing operations,” said Elias Mulamoottil, Chief Investment Officer of Colliers. “Expertise in large-scale, complex projects and the ability to provide end-to-end technical consulting not only makes Ayesa a trusted global advisor, but a company that’s primed for growth. We see strong growth potential in existing and new markets, with opportunities to leverage their expertise in the U.S., Canada, and Australia as industry tailwinds drive robust demand for our services.”

“As Ayesa Group’s founding family, we are very proud of the company’s nearly 60-year history of delivering world-class engineering and project management for major infrastructure projects,” said José Luis Manzanares Abásolo, Chief Executive Officer of Ayesa Group. “Colliers is the natural partner for Ayesa Engineering given their belief in our strategy and people, and the respect they have shown for our history in Spain and Seville – reflected in their commitment to preserving Ayesa’s presence in the region.”

“Joining Colliers enables us to build on our legacy of innovation and service excellence, expand our offerings to clients, and create new opportunities for our professionals,” said Rosalío Alonso, Chief Operating Officer of Ayesa Group, who will assume the role of Chief Executive Officer of Ayesa Engineering at closing. “Our team is excited to continue to grow our business as long-term partners for many years to come.”

In connection with the transaction, Alantra acted as financial advisor and Uría Menéndez acted as legal advisor to Colliers. Baird and Arcano Partners acted as financial advisors and Pérez-Llorca and Weil, Gotshal & Manges acted as legal advisors to Ayesa Group and its owners, A&M Capital Europe and the Manzanares family.

Colliers Contact
Christian Mayer
Chief Financial Officer
(416) 960-9500

Media Contact
Andrea Cheung
Senior Communications Manager
andrea.cheung@colliers.com
(416) 324-6402

About Colliers
Colliers (NASDAQ, TSX: CIGI) is a global diversified professional services and investment management company. Operating through three industry-leading platforms – Real Estate Services, Engineering, and Investment Management – we have a proven business model, an enterprising culture, and a unique partnership philosophy that drives growth and value creation. For 30 years, Colliers has consistently delivered approximately 20% compound annual returns for shareholders, fuelled by visionary leadership, significant inside ownership and substantial recurring earnings. With $5.5 billion in annual revenues, a team of 24,000 professionals, and $108 billion in assets under management, Colliers remains committed to accelerating the success of our clients, investors, and people worldwide. Learn more at corporate.colliers.com, X @Colliers or LinkedIn.

About Ayesa Engineering
Ayesa Engineering is a leading multidisciplinary engineering and project management firm headquartered in Spain. With more than 3,200 professionals operating in 21 countries, the company delivers innovative design, site supervision, and consultancy services across transportation, water, buildings & cities, and energy sectors. Ayesa Engineering is recognized for its technical excellence and ability to manage complex infrastructure projects for both public and private clients. Its approach combines deep sector expertise with a commitment to sustainability and cutting-edge solutions, making it a trusted partner in shaping the future of global infrastructure. For more information, visit http://www.ayesa.com.